Jan. 5, 2009

Erin Martin
Tom Kluck
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:   Corporate Security Consultants, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
                         Filed Dec. 3, 2008
         File No. 333-155553

Dear Sir or Maam;

Please find below our responses to your comment letter of December 24, 2008.

Front Page of Registration Statement

1.
We note that you are conducting this offering pursuant to Rule 415 of Regulation C.   Therefore, please include the language regarding Rule 415 and check the box that indicates your reliance on the rule on the front page of the registration statement.

Registration has been amended to reflect reliance on Rule 415.

Part II-Information Not required in Prospectus, page II-1

Recent Sales of Unregistered Securities, page II-1

2.
We note your response to our prior comment and your reliance on Section 4(2) of the Securities Act of 1933.  Please disclose whether the investors in the private placement were financially sophisticated.

The registration statement has been amended to reflect that all such investors were financially sophisticated.

Exhibits, page II-1

Exhibit 23.1

3.           Please submit an updated auditor’s consent with your next amendment.

Updated auditors consent attached to the amendment.

Very Truly Yours,

/s/ Lawrence E. Schreiber

Lawrence E. Schreiber, President
Corporate Security Consultants, Inc.